SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of January, 2018, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of ABR Dynamic Short Volatility Fund's (the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 33.8% of the Fund and thus controlled the Fund as of that date.